Mail Stop 7010
								January 26, 2006



Salvatore Secreti
Vice President and Chief Financial Officer
CE Franklin LTD
300 5th Avenue S.W. Suite 1900
Calgary, Alberta, Canada T2P 3C4

      Re:	CE Franklin LTD
      Form 20-F for Fiscal Year Ended December 31, 2004
		File No. 1-12570

Dear Mr. Secreti:

      We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

General

1.		Please provide, in writing, a statement from the company
acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Operating Results - Non-GAAP Measure, page 15 of 59

2.		We note your response to our prior comment 2.  Please
tell
us how you intend to comply with Item 10(e) of Regulation S-K in future filings, including our response to question 8 of the FAQ related to Non-GAAP Financial Measures.

Note 1 - Accounting Policies - Revenue Recognition, page 46 of 59

3.	We note your response to our prior comment 4.  Please tell us your accounting policy for consignment sales. Also, tell us the amount of impairment and/or loss on consigned inventory for each of the periods presented in your filing. Please be advised that it appears to us that the materiality of consigned sales should be based on their impact on net income.

Note 17 - Reconciliation of Canadian and United States Generally
Accepted Accounting Principles - Segments, page 53 of 59

4.		We note your response to our prior comment 6.  Please
provide us the management reports used by your chief operating decision maker. In addition, it appears to us that you should revise
MD&A in future filings to separately disclose and discuss sales and gross profit for general supplies and tubulars.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.








	You may contact Bret Johnson at (202) 551-3753, Anne
McConnell
at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Salvatore Secreti
CE Franklin LTD
January 26, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE